# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dole plc, CIK 0001857475
CUSIP: G27907107
Title of class of securities: Ordinary Shares, $0.01 par value per share
Address of issuer's principal executive offices: 29 NORTH ANNE STREET, DUBLIN, Ireland (L2), D07 PH36
Date of event which requires filing of this statement: 11/03/2026
Amends the filing with accession number 0000921895-22-002573
Filed by CIK 0001892479
Persons authorized to receive notices and communications: JAN BARTA, PALE FIRE CAPITAL SE, Zatecka 55/14, Josefov, 110 00 Prague 1, Prague, Czech Republic (2N), 1, 212-451-2300

## Reporting persons
- Pale Fire Capital SICAV a.s. (CIK 0001959667): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: working capital (WC); sole voting power 0; shared voting power 11,269,177; sole dispositive power 0; shared dispositive power 11,269,177; aggregate amount beneficially owned 11,269,177 (11.9% of the class)
- Pale Fire Capital investicni spolecnost a.s. (CIK 0002055254): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,269,177; sole dispositive power 0; shared dispositive power 11,269,177; aggregate amount beneficially owned 11,269,177 (11.9% of the class)
- Pale Fire Capital SE (CIK 0001922318): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,269,177; sole dispositive power 0; shared dispositive power 11,269,177; aggregate amount beneficially owned 11,269,177 (11.9% of the class)
- Barta Jan (CIK 0001892479): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,269,177; sole dispositive power 0; shared dispositive power 11,269,177; aggregate amount beneficially owned 11,269,177 (11.9% of the class)
- Senkypl Dusan (CIK 0001922405): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,269,177; sole dispositive power 0; shared dispositive power 11,269,177; aggregate amount beneficially owned 11,269,177 (11.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.01 par value per share
Name of issuer: Dole plc
Address of issuer's principal executive offices: 29 NORTH ANNE STREET, DUBLIN, Ireland (L2), D07 PH36

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by PFC SICAV were purchased with working capital. The aggregate purchase price of the 11,269,177 Shares beneficially owned by PFC SICAV is approximately $133,525,102, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 94,458,807 Shares outstanding as of July 29, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2026.

As of the date hereof, PFC SICAV directly beneficially owned 11,269,177 Shares, constituting approximately 11.9% of the Shares outstanding. PFC IS, as the investment manager of PFC SICAV, may be deemed to beneficially own the 11,269,177 Shares beneficially owned directly by PFC SICAV, constituting approximately 11.9% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of each of PFC SICAV and PFC IS, may be deemed to beneficially own the 11,269,177 Shares beneficially owned directly by PFC SICAV, constituting approximately 11.9% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 11,269,177 Shares beneficially owned directly by PFC SICAV, constituting approximately 11.9% of the Shares outstanding. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital and Chief Investment Officer of PFC IS, may be deemed to beneficially own the 11,269,177 Shares beneficially owned directly by PFC SICAV, constituting approximately 11.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Exhibit 2 annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

2 - Transactions in Securities.

## Signatures
- Pale Fire Capital SICAV a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Authorized Representative (11/05/2026)
- Pale Fire Capital investicni spolecnost a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Board Member (11/05/2026)
- Pale Fire Capital SE: /s/ Dusan Senkypl, Dusan Senkypl, Chairman of the Board (11/05/2026)
- Barta Jan: /s/ Jan Barta, Jan Barta (11/05/2026)
- Senkypl Dusan: /s/ Dusan Senkypl, Dusan Senkypl (11/05/2026)